                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 18)*

                    Under the Securities Exchange Act of 1934



                                 AutoZone, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053332-10-2
             -------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 31, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 053332-10-2


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Partners, L.P., a Delaware limited partnership 22-2875193
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      8,249,659
            NUMBER OF               --------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH                  --------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    8,249,659
                                    --------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
               11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                           19,932,021
--------------------------------------------------------------------------------
               12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                          [ ]

                           N/A
--------------------------------------------------------------------------------
               13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           22.5%(1)
--------------------------------------------------------------------------------
               14    TYPE OF REPORTING PERSON

                           PN
--------------------------------------------------------------------------------

(1) Based on 88,760,885 shares of common stock issued and outstanding as of October 14, 2003, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

CUSIP No. 053332-10-2


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Bermuda
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      1,355,385
            NUMBER OF               --------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH                  --------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    1,355,385
                                    --------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
               11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                           19,932,021
--------------------------------------------------------------------------------
               12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                          [ ]

                           N/A
--------------------------------------------------------------------------------
               13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           22.5%(1)
--------------------------------------------------------------------------------
               14    TYPE OF REPORTING PERSON

                           CO
--------------------------------------------------------------------------------


(1) Based on 88,760,885 shares of common stock issued and outstanding as of October 14, 2003, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

CUSIP No. 053332-10-2


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        ESL Institutional Partners, L.P., a Delaware limited partnership
                        06-1456821
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      302,560
            NUMBER OF               --------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH                  --------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    302,560
                                    --------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
               11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                           19,932,021
--------------------------------------------------------------------------------
               12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                          [ ]

                           N/A
--------------------------------------------------------------------------------
               13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           22.5%(1)
--------------------------------------------------------------------------------
               14    TYPE OF REPORTING PERSON

                           PN
--------------------------------------------------------------------------------


(1) Based on 88,760,885 shares of common stock issued and outstanding as of October 14, 2003, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

CUSIP No. 053332-10-2


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     ESL Investors, L.L.C., a Delaware limited liability company 13-4095958
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      1,146,021
            NUMBER OF               --------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH                  --------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    1,146,021
                                    --------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
               11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                           19,932,021
--------------------------------------------------------------------------------
               12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                          [ ]

                           N/A
--------------------------------------------------------------------------------
               13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           22.5%(1)
--------------------------------------------------------------------------------
               14    TYPE OF REPORTING PERSON

                           OO
--------------------------------------------------------------------------------


(1) Based on 88,760,885 shares of common stock issued and outstanding as of October 14, 2003, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

CUSIP No. 053332-10-2


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Acres Partners, L.P., a Delaware limited partnership 06-1458694
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      5,875,557
            NUMBER OF               --------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH                  --------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    5,875,557
                                    --------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
               11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                           19,932,021
--------------------------------------------------------------------------------
               12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                          [ ]

                           N/A
--------------------------------------------------------------------------------
               13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           22.5%(1)
--------------------------------------------------------------------------------
               14    TYPE OF REPORTING PERSON

                           PN
--------------------------------------------------------------------------------


(1) Based on 88,760,885 shares of common stock issued and outstanding as of October 14, 2003, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

CUSIP No. 053332-10-2


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Marion Partners, L.P., a Delaware limited partnership 06-1527654
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      0
            NUMBER OF               --------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH                  --------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    0
                                    --------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
               11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                           19,932,021
--------------------------------------------------------------------------------
               12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                          [ ]

                           N/A
--------------------------------------------------------------------------------
               13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           22.5%(1)
--------------------------------------------------------------------------------
               14    TYPE OF REPORTING PERSON

                           PN
--------------------------------------------------------------------------------


(1) Based on 88,760,885 shares of common stock issued and outstanding as of October 14, 2003, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

CUSIP No. 053332-10-2


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Blue Macaw Partners, L.P., a Delaware limited partnership 06-1573985
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      0
            NUMBER OF               --------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH                  --------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    0
                                    --------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
               11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                           19,932,021
--------------------------------------------------------------------------------
               12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                          [ ]

                           N/A
--------------------------------------------------------------------------------
               13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           22.5%(1)
--------------------------------------------------------------------------------
               14    TYPE OF REPORTING PERSON

                           PN
--------------------------------------------------------------------------------


(1) Based on 88,760,885 shares of common stock issued and outstanding as of October 14, 2003, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

CUSIP No. 053332-10-2


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Edward S. Lampert
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      3,321
            NUMBER OF               --------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH                  --------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    3,321
                                    --------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
               11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                           19,932,021
--------------------------------------------------------------------------------
               12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                          [ ]

                           N/A
--------------------------------------------------------------------------------
               13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           22.5%(1)
--------------------------------------------------------------------------------
               14    TYPE OF REPORTING PERSON

                           IN
--------------------------------------------------------------------------------


(1) Based on 88,760,885 shares of common stock issued and outstanding as of October 14, 2003, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

CUSIP No. 053332-10-2


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     200GA, L.P., a Delaware limited partnership
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                     OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                     N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      2,215,581
            NUMBER OF               --------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH                  --------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    2,215,581
                                    --------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
               11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                           19,932,021
--------------------------------------------------------------------------------
               12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                          [ ]

                           N/A
--------------------------------------------------------------------------------
               13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           22.5%(1)
--------------------------------------------------------------------------------
               14    TYPE OF REPORTING PERSON

                           PN
--------------------------------------------------------------------------------


(1) Based on 88,760,885 shares of common stock issued and outstanding as of October 14, 2003, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

CUSIP No. 053332-10-2


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     KP I Partners, L.P., a Delaware limited partnership 86-1069224
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                     OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                     N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      441,638
            NUMBER OF               --------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH                  --------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    441,638
                                    --------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
               11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                           19,932,021
--------------------------------------------------------------------------------
               12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                          [ ]

                           N/A
--------------------------------------------------------------------------------
               13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           22.5%(1)
--------------------------------------------------------------------------------
               14    TYPE OF REPORTING PERSON

                           PN
--------------------------------------------------------------------------------


(1) Based on 88,760,885 shares of common stock issued and outstanding as of October 14, 2003, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

CUSIP No. 053332-10-2


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     KP II Partners, L.P., a Delaware limited partnership 86-1069227
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                     OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                     N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      342,299
            NUMBER OF               --------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH                  --------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    342,299
                                    --------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
               11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                           19,932,021
--------------------------------------------------------------------------------
               12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                          [ ]

                           N/A
--------------------------------------------------------------------------------
               13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           22.5%(1)
--------------------------------------------------------------------------------
               14    TYPE OF REPORTING PERSON

                           PN
--------------------------------------------------------------------------------


(1) Based on 88,760,885 shares of common stock issued and outstanding as of October 14, 2003, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

         This Amendment No. 18 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D, as amended, filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, L.L.C., a Delaware limited liability company ("Investors"), Acres Partners, L.P., a Delaware limited partnership ("Acres"), Marion Partners, L.P., a Delaware limited partnership ("Marion"), Blue Macaw Partners, L.P., a Delaware limited partnership ("Blue Macaw"), Edward S. Lampert, a U.S. citizen ("Mr. Lampert"), 200GA, L.P., a Delaware limited partnership ("200GA"), KP I Partners, L.P., a Delaware limited partnership ("KPI"), and KP II Partners, L.P., a Delaware limited partnership ("KPII"), by furnishing the information set forth below. ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw, Mr. Lampert, 200GA, KPI and KPII are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is hereby supplemented as follows:

         On October 31, 2003, ESL, Limited, Institutional, Investors, Acres, Marion and Blue Macaw entered into an Underwriting Agreement with Citigroup Global Markets, Inc. to sell 5,600,000 Shares in an underwritten public offering pursuant to the shelf registration statement on Form S-3 of the Issuer declared effective in April 2002 (the "Stock Sale"). It is currently contemplated that the Stock Sale will be consummated on or about November 5, 2003, subject to the satisfaction of certain conditions. The purchase price to be paid to ESL, Limited, Institutional, Investors, Acres, Marion and Blue Macaw for the 5,600,000 Shares will be $98.8815 per Share or approximately $553.7 million.

         Immediately after the consummation of the Stock Sale (and assuming no additional purchases or sales), the Filing Persons will beneficially own 19,932,021 Shares, which represented approximately 22.5% of the Shares outstanding as of October 14, 2003.

         Pursuant to the terms of the Underwriting Agreement, ESL, Limited, Institutional, Investors, Acres, Marion and Blue Macaw have agreed that for a period of 90 days after October 31, 2003, they will not, directly or indirectly, offer, sell or purchase, contract to sell or otherwise transfer or dispose of any capital stock of the Issuer or securities convertible or exchangeable or exercisable for capital stock of the Issuer, except for the Stock Sale.

         In connection with the Stock Sale, Citibank issued a press release in which the Filing Persons indicated that the Stock Sale was a result of their desire to diversify their holdings. The Filing Persons also indicated their continuing confidence in Steve Odland and the management of the Issuer.

         The Stock Sale is more particularly described in, and the foregoing description is subject to, the Underwriting Agreement filed as an exhibit to this Amendment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety as follows:

         (a) The Filings Persons may be deemed to beneficially own 19,932,021 Shares (which represents approximately 22.5% of the Shares outstanding as of October 14, 2003, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended August 30, 2003).

(b)                                                  Sole           Shared            Sole            Shared
                                                    Voting          Voting         Dispositive      Dispositive
                                                    Power            Power            Power            Power
                                                 ------------     ------------     ------------     ------------
ESL Partners, L.P.                                  8,249,659                0        8,249,659                0
ESL Limited                                         1,355,385                0        1,355,385                0
ESL Institutional Partners, L.P.                      302,560                0          302,560                0
ESL Investors, L.L.C.                               1,146,021                0        1,146,021                0
Acres Partners, L.P.                                5,875,557                0        5,875,557                0
Marion Partners, L.P.                                       0                0                0                0
Blue Macaw Partners, L.P.                                   0                0                0                0
Edward S. Lampert                                       3,321                0            3,321                0
200GA, L.P.                                         2,215,581                0        2,215,581                0
KP I Partners, L.P.                                   441,638                0          441,638                0
KP II Partners, L.P.                                  342,299                0          342,299                0

         (c) In the past 60 days, there have been no transactions in the Shares by any of the Filing Persons, except for the Stock Sale and the grant by the Issuer on September 2, 2003 of 120 Shares to Mr. Lampert at a price of $91.0775 in accordance with the AutoZone, Inc. 2003 Director Compensation Plan.

         (d) Not applicable.

         (e) Upon consummation of the Stock Sale, each of Marion and Blue Macaw will cease to be the beneficial owner of any Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is hereby amended and restated in its entirety as follows:

            Other than as provided herein, there are no contracts, arrangements, understandings or relationships between ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw, Mr. Lampert, 200GA, KPI or KPII with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       Item 7 is hereby amended and restated in its entirety as follows:

       Exhibit 1 Joint Filing Agreement, dated as of June 30, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., Blue Macaw Partners, L.P., Edward S. Lampert, 200GA, L.P., KP I Partners, L.P. and KP II Partners, L.P. (incorporated by reference from Amendment No. 17 to Schedule 13D, filed on July 3, 2003).

       Exhibit 2 Underwriting Agreement, dated October 31, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., and Blue Macaw Partners, L.P. and Citigroup Global Markets, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: November 3, 2003

                                    ESL PARTNERS, L.P.

                                    By:      RBS Partners, L.P., its general
                                             partner
                                    By:      ESL Investments, Inc., its general
                                             partner


                                             By: /s/ William C. Crowley
                                                 -------------------------------
                                                 William C. Crowley
                                                 President and Chief Operating
                                                 Officer

                                    ESL LIMITED

                                    By:      ESL Investment Management, LLC, its
                                             investment manager


                                             By: /s/ William C. Crowley
                                                 -------------------------------
                                                 William C. Crowley
                                                 Member

                                    ESL INSTITUTIONAL PARTNERS, L.P.

                                    By:      RBS Investment Management, LLC, its
                                             general partner


                                             By: /s/ William C. Crowley
                                                 -------------------------------
                                                 William C. Crowley
                                                 Member

                                    ESL INVESTORS, L.L.C.

                                    By:      RBS Partners, L.P., its manager
                                    By:      ESL Investments, Inc., its general
                                             partner


                                             By: /s/ William C. Crowley
                                                 -------------------------------
                                                 William C. Crowley
                                                 President and Chief Operating
                                                 Officer

                                    ACRES PARTNERS, L.P.

                                    By:      ESL Investments, Inc., its general
                                             partner


                                             By: /s/ William C. Crowley
                                                 -------------------------------
                                                 William C. Crowley
                                                 President and Chief Operating
                                                 Officer

                                    MARION PARTNERS, L.P.

                                    By:      ESL Investments, Inc., its general
                                             partner


                                             By: /s/ William C. Crowley
                                                 -------------------------------
                                                 William C. Crowley
                                                 President and Chief Operating
                                                 Officer

                                    BLUE MACAW PARTNERS, L.P.

                                    By:      ESL Investments, Inc., its general
                                             partner


                                             By: /s/ William C. Crowley
                                                 -------------------------------
                                                 William C. Crowley
                                                 President and Chief Operating
                                                 Officer



                                    /s/ Edward S. Lampert
                                    --------------------------------------------
                                    EDWARD S. LAMPERT

                                    200GA, L.P.

                                    By:      ESL Investments, Inc., its general
                                             partner


                                             By: /s/ William C. Crowley
                                                 -------------------------------
                                                 William C. Crowley
                                                 President and Chief Operating
                                                 Officer

                                    KP I PARTNERS, L.P.

                                    By:      ESL Investment Management, LLC, its
                                             general partner


                                             By: /s/ William C. Crowley
                                                 -------------------------------
                                                 William C. Crowley
                                                 Member

                                    KP II PARTNERS, L.P.

                                    By:      ESL Investment Management, LLC, its
                                             general partner


                                             By: /s/ William C. Crowley
                                                 -------------------------------
                                                 William C. Crowley
                                                 Member

                                INDEX TO EXHIBITS


Exhibit 1 Joint Filing Agreement, dated as of June 30, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., Blue Macaw Partners, L.P., Edward S. Lampert, 200GA, L.P., KP I Partners, L.P. and KP II Partners, L.P. (incorporated by reference from Amendment No. 17 to
                  Schedule 13D, filed on July 3, 2003).

Exhibit 2 Underwriting Agreement, dated October 31, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., and Blue Macaw Partners, L.P. and Citigroup Global Markets, Inc.